
13001677

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2012

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.us.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Tax Deferred Savings Plan for Wage Employees:

We have audited the accompanying statements of net assets available for benefits of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended October 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended October 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2012 financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2013

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2012 AND 2011 (IN THOUSANDS)

ASSETS:	2012	2011
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE - Investment in John Deere Savings Plans Master Trust	$ 656,588	$ 616,960
RECEIVABLES - Loans to participants	14,634	12,904
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	671,222	629,864
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,896)	(6,732)
NET ASSETS AVAILABLE FOR BENEFITS	$ 665,326	$ 623,132

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2012 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 42,716
Company	4,325
Total contributions	47,041
INVESTMENT INCOME - Net participation in activity of John Deere Savings Plans Master Trust	55,445
Interest on participant loans	716
TOTAL ADDITIONS	103,202
DEDUCTIONS:	
Benefits paid to participants	59,093
Net transfers to affiliate plan	1,915
TOTAL DEDUCTIONS	61,008
INCREASE IN NET ASSETS	42,194
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	623,132
End of year	$ 665,326

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

Deere & Company (the "Company") maintains two defined contribution plans in the U.S. for the benefit of its employees. Effective August 29, 2011, the investment assets of these plans were commingled and held in the John Deere Savings Plans Master Trust (the "Master Trust"). These plans are the John Deere Savings and Investment Plan and the John Deere Tax Deferred Savings Plan for Wage Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.

General – The Plan was established September 1, 1987 by the Company for certain eligible employees of the Company and its subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts, is the Plan trustee ("Trustee"), and Fidelity Investment Institutional Operations Company, Inc., an affiliate of Fidelity, is the recordkeeper (collectively, "Fidelity").

The Plan was amended and restated effective November 1, 2009, in order to update the Plan document for annual maintenance, uniformity housekeeping and submission for Plan qualification (see Note 6). There were no significant changes in Plan provisions.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States ("U.S.") payroll of the Company or its participating subsidiaries. Certain non-bargained hourly employees on the U.S. payroll are participants in the John Deere Savings and Investment Plan.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions ranging from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. The Plan accepts Roth elective contributions, as well as Roth catch-up contributions, made on behalf of eligible participants, which are allocated to a separate account source.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works and 50 percent for John Deere Commercial Products) of the employee's contributions up to six percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in funds as specified by the participants. Monies will be held and invested by Fidelity in a BlackRock Lifepath Index Fund closest to the employee's 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. The Company matching contributions and allocated earnings or losses related to matching are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2012 and 2011, forfeited nonvested accounts totaled $9,493 and $4,556, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2012, no Company contributions were reduced from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct the investment of their account balances into one or more investment funds, which include the following as of October 31, 2012:

- Blended Interest Fund
- Wells Fargo Core Plus Bond Fund
- Deere & Company Common Stock Fund
- Any of 19 Common Collective Trust Funds
- Any of 4 Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock. If no election is made, the default option is reinvestment in Company common stock.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined based on the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service may opt to continue making loan payments through the financial institution of their choice, which sends payments to Fidelity via Automated Clearing House transfers. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is less. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is less, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump-sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, fixed income securities, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. The number of units and related net asset value per unit as of October 31, 2012 and 2011 for the fund are as follows:

	Master Trust Units Outstanding	Plan Units Outstanding	Net Asset Value Per Unit
October 31, 2012	5,400,983	1,304,567	$ 124.02
October 31, 2011	5,717,917	1,462,901	$ 110.40

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts ("GICs") as described in Note 3. In accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 962, *Plan Accounting-Defined Contribution Plans*, the statements of net assets available for benefits presents the GICs at fair value (as described in Note 3), as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. Contract value represents contributions made to the Fund, plus credited earnings, less participant withdrawals. GIC's are accounted for in the statement of changes in net assets available for benefits on a contract value basis.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Wells Fargo Core Plus Bond Fund – The fund is a separately managed fund for the benefit of the Master Trust only and has an underlying portfolio of financial instruments consisting of various fixed income securities and is stated at fair value. The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes.

Common Collective Trust Funds – These funds are valued at redemption price which is based on the net asset values of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund's net asset value on that day. Dividends in other funds are recorded on the ex-dividend date and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Interest and Dividends – Interest and dividends investment income in the statement of changes in net assets includes dividends on mutual funds and Deere & Company Common Stock, as well as interest earned from the Blended Interest Fund.

Investment Fees – Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return.

Net Transfers to Affiliate Plan – Transfers represent net assets transferred from the Plan during the year ended October 31, 2012 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2012 and 2011.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

New Accounting Standards – In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,* which amends ASC 820, *Fair Value Measurement.* This ASU also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effective date is plan year 2013. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. The Company has not determined the impact on the disclosures in the financial statements.

3. BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option available to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. The interest rate of the fund is reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value.

The synthetic GICs include underlying assets which are held in a trust owned by the Master Trust and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, State Street Bank and Trust Company, Natixis Financial Products Inc., AIG Financial Products Corp., and Monumental Life Insurance Company. The wrapper contracts are designed to allow participants to execute Blended Interest Fund transactions at contract value in extreme circumstances. The Master Trust's ability to receive amounts due pursuant to the wrapper contracts depends on the issuers' ability to meet their financial obligations under the wrapper contracts, which may be affected by future economic and regulatory developments. In addition, certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are probable of not occurring.

	2012	2011
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	2.20 %	2.24 %
Based on interest rate credited to participants (2)	2.02	2.32

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying portfolio of financial instruments consists of various fixed income securities and is stated at fair value. The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees and rebid basis points into an intrinsic dollar value.

4. MASTER TRUST AND FAIR VALUE MEASUREMENTS

The investment in the Master Trust represents the Plan's proportionate share of the net assets of the Master Trust which have been accumulated through participant and Company contributions and investment activity of the Master Trust less benefit payments and certain administrative expenses. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the John Deere Savings and Investment Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, Fidelity, as Trustee, maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans. The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of both participating plans. The Master Trust at October 31, 2012 and 2011 is summarized as follows (in thousands of dollars):

	2012	2011
Noninterest-Bearing Cash	$ 560	$ 532
Blended Interest Fund	679,644	668,612
Deere & Company Common Stock	669,810	631,243
Common Collective Trusts	1,766,508	1,139,442
Wells Fargo Core Plus Bond Fund	83,513	
Mutual Funds	937,587	1,273,684
Fidelity BrokerageLink Accounts	239,409	216,753
Total Investments at Fair Value	4,376,471	3,929,734
Receivables	8,055	8,995
Total Assets in Master Trust - Investments at Fair Value	4,385,086	3,939,261
Liabilities	22,540	10,045
Net Assets in Master Trust - Investments at Fair Value	4,362,546	3,929,216
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27,750)	(32,062)
Net Assets in Master Trust - Investments at Contract Value	$ 4,334,796	$ 3,897,154
Plan's Interest in Net Assets of Master Trust at Fair Value	$ 656,588	$ 616,960
Plan's Interest in Master Trust as a Percentage of the Total	15 %	16 %

The net investment income of the Master Trust for the year ended October 31, 2012 consisted of the following (in thousands of dollars):

Net appreciation (depreciation):	
Fidelity BrokerageLink Accounts*	$ 11,646
Common Collective Trusts:	
Lifepath Index Funds	82,964
Stock Index Funds	41,423
Bond Funds	4,643
Real Estate Index Fund	930
Small-Mid Cap Index Fund	3,422
Large Cap Index Fund	4,652
Commodity Fund	(198)
International Stock Fund	1,162
Total Common Collective Trusts	138,998
Wells Fargo Core Plus Bond Fund	2,688
Mutual Funds:	
Balanced Funds	12,620
Domestic Funds	56,360
International Stock Funds	4,227
Total Mutual Funds	73,207
Deere & Company Common Stock*	78,776
Net appreciation	305,315
Interest and dividends	53,732
Net investment income	$ 359,047
Plan's portion of Master Trust investment income	$ 55,445

* Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist entirely of mutual funds.

The Master Trust's investments at fair value that exceeded 5 percent of Master Trust net assets as of October 31, 2012 and 2011 were as follows (in thousands of dollars):

	2012	2012 Percent of Net Assets	2011	2011 Percent of Net Assets
Deere & Company Common Stock*	$ 669,810	15%	$ 631,243	16%
Fidelity Growth Company Fund*	587,673	14%	274,122	7%
S&P 500 Stock Index Fund - BlackRock Equity Index Fund	262,960	6%	242,745	6%
BlackRock LifePath Index 2020 Fund	223,101	5%		

* Represents a party-in-interest to the Plan.

The Plan's proportionate share of investments that exceed 5 percent of the Plan's net assets as of October 31, 2012 and 2011 were as follows (in thousands of dollars):

	2012	2012 Percent of Net Assets	2011	2011 Percent of Net Assets
Deere & Company Common Stock*	$ 161,788	24%	$ 161,500	26%
Fidelity Growth Company Fund*	67,533	10%	27,833	5%
BlackRock LifePath Index 2020 Fund	35,653	5%		
S&P 500 Stock Index Fund - BlackRock Equity Index Fund			27,405	5%

* Represents a party-in-interest to the Plan.

The Master Trust holds shares or interests in investments where the fair value is estimated based on the NAV per share (or its equivalent). At October 31, 2012 and 2011, there were no unfunded commitments or redemption restrictions, and the fair values are summarized as follows (in thousands of dollars):

	2012 Fair Value	2011 Fair Value
Lifepath Index Funds (a)	$ 1,151,512	$ 724,143
Stock Index Funds (b)	311,755	280,214
Bond Funds (c)	59,093	109,185
Real Estate Index Fund (d)	8,191	3,556
Small-Mid Cap Index Fund (e)	97,858	
Large Cap Index Fund (f)	110,514	
Commodity Index Fund (g)	4,867	3,699
International Stock Index Fund (h)	22,718	18,645
	$ 1,766,508	$ 1,139,442

(a) The funds' objectives are to maximize total return with a risk level that may be appropriate for each fund's particular timeframe, using a mix of income and inflation protection investments. The target date funds are a series of funds in five-year increments (from Retirement Fund to 2055) designed for participants with differing expected retirement/utilization dates.

(b) These are index funds that seek to match the performance of the S&P 500® Index by investing in stocks that make up the index. These funds are intended for long-term investors seeking to capture the earnings and growth potential of large U.S. companies.

(c) The index funds seek to match the performance of the Barclays Capital Aggregate Bond and the Barclays Capital U.S. TIPS Index by investing in a diversified sample of the bonds that make up the indices. These funds are intended for intermediate-term and long-term investors seeking moderate returns and protection against inflation. At October 31, 2011, the Master Trust invested in the Fidelity Intermediate Bond Commingled Pool, which invested entirely in the Pyramis Intermediate Duration Commingled Pool. The fund seeks to provide investment returns in excess of the Barclays Capital Intermediate Government/Credit Bond Index through investments in investment grade fixed income securities. There are no redemption restrictions or notice requirements.

(d) This index fund seeks to match the performance of the FTSE EPRA/NAREIT Developed Real Estate Index by investing in stocks that make up the index. This fund is intended for long-term investors seeking to capture the dividend income and growth potential of real estate.

(e) This index fund seeks to generate consistent long-term investment performance superior to the Russell 2500 Index and appropriate peer groups.

(f) This index fund seeks to outperform the Russell 1000® Value over a market cycle.

(g) This is an index fund that seeks to match the performance of the Dow Jones-UBS. This index is a commodity benchmark for non-levered, fully collateralized investments.

(h) This is an index fund that seeks to match the performance of the MSCI ACWI ex-US investable Market Index, which represents approximately 99% of the world's total market capitalization outside of the U.S. This fund is intended for long-term investors seeking to capture the earnings and growth potential of foreign companies in both developed and emerging countries throughout the world.

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at October 31, 2012 and 2011.

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2012, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 32,655		$ 32,655
Residential Mortgage-Backed Securities - Agency		49,637		49,637
Residential and Commercial Mortgage Obligations		14,785		14,785
Asset-Backed Securities		52,222		52,222
Corporate Debt Securities		78,920		78,920
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		436,287		436,287
Money Market Mutual Fund	$ 14,186			14,186
Wrapper Contracts			$ 952	952
Total Blended Interest Fund	14,186	664,506	952	679,644
Deere & Company Common Stock	669,810			669,810
Wells Fargo Core Plus Bond Fund:				
Commercial Mortgage-Backed Securities		2,864		2,864
Residential Mortgage-Backed Securities - Agency		23,217		23,217
Residential and Commercial Mortgage Obligations		1,015		1,015
Corporate Debt Securities		24,105		24,105
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		32,312		32,312
Total Wells Fargo Core Plus Bond Fund		83,513		83,513
Common Collective Trusts:				
Lifepath Index Funds		1,151,512		1,151,512
Stock Index Funds		311,755		311,755
Bond Funds		59,093		59,093
Small-Mid Cap Index Fund		97,858		97,858
Large Cap Index Fund		110,514		110,514
Real Estate Index Fund		8,191		8,191
Commodity Index Fund		4,867		4,867
International Stock Index Fund		22,718		22,718
Total Common Collective Trusts		1,766,508		1,766,508

(Continued)

Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2012, Using	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:				
Domestic Stock Funds	590,781			590,781
Fixed Income Funds	183,067			183,067
International Stock Funds	163,739			163,739
Total Mutual Funds	937,587			937,587
Fidelity BrokerageLink Accounts, Mutual Funds:				
Alternative Funds	7,319			7,319
Balanced Funds	21,275			21,275
Commodity Funds	3,431			3,431
Domestic Stock Funds	112,009			112,009
Fixed Income Funds	61,270			61,270
International Stock Funds	34,105			34,105
Total BrokerageLink Accounts	239,409			239,409
Total Investments	$ 1,860,992	$ 2,514,527	$ 952	$ 4,376,471

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3)	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Wrapper Contracts	Total
Beginning balance — October 31, 2011	$ 584	$ 187	$ 1,111	$ 1,882
Unrealized (losses) gains			(159)	(159)
Transfers out of Level 3	(584)	(187)		(771)
Ending balance — October 31, 2012	$ -	$ -	$ 952	$ 952

The Plan's policy is to recognize transfers between levels at the beginning of the reporting period. There were no significant transfers between Levels 1 and 2 during 2012.

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2011, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 15,896	$ 187	$ 16,083
Residential Mortgage-Backed Securities - Agency		50,800		50,800
Residential and Commercial Mortgage Obligations		7,728		7,728
Asset-Backed Securities		44,590	584	45,174
Corporate Debt Securities		69,217		69,217
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		471,230		471,230
Money Market Mutual Fund	$ 7,269			7,269
Wrapper Contracts			1,111	1,111
Total Blended Interest Fund	7,269	659,461	1,882	668,612
Deere & Company Common Stock	631,243			631,243
Common Collective Trusts:				
Lifepath Index Funds		724,143		724,143
Stock Index Funds		280,214		280,214
Bond Funds		109,185		109,185
Real Estate Index Fund		3,556		3,556
Commodity Index Fund		3,699		3,699
International Stock Index Fund		18,645		18,645
Total Common Collective Trusts		1,139,442		1,139,442
Mutual Funds:				
Balanced Funds	160,388			160,388
Domestic Stock Funds	766,301			766,301
Fixed Income Funds	173,132			173,132
International Stock Funds	173,863			173,863
Total Mutual Funds	1,273,684			1,273,684
Fidelity BrokerageLink Accounts, Mutual Funds:				
Alternative Funds	7,842			7,842
Balanced Funds	15,420			15,420
Commodity Funds	4,033			4,033
Domestic Stock Funds	100,162			100,162
Fixed Income Funds	52,821			52,821
International Stock Funds	36,475			36,475
Total BrokerageLink Accounts	216,753			216,753
Total Investments	$ 2,128,949	$ 1,798,903	$ 1,882	$ 3,929,734

The following tables present a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Wrapper Contracts	Total
Beginning balance — August 29, 2011	$ -	$ -	$ -	$ -
Unrealized (losses) gains	(34)	(48)	1,111	1,029
Purchases	127			127
Transfers out of Level 3	(20)	(8)		(28)
Transfer to Master Trust	511	243		754
Ending balance — October 31, 2011	$ 584	$ 187	$ 1,111	$ 1,882

	Plan Investments Held Outside of Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Wrapper Contracts	Total
Beginning balance — November 1, 2010	$ 315	$ 101	$ 109	$ 525
Realized losses		$ (13)	$ (109)	$ (122)
Unrealized (losses) gains		17		17
Settlements	(315)	(7)		(322)
Transfers out of Level 3		(51)		(51)
Transfer to Master Trust		(47)		(47)
Ending balance — October 31, 2011	$ -	$ -	$ -	$ -

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 1,893,580 and 2,127,804 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $86 million and $94 million at October 31, 2012 and 2011, respectively. During the year ended October 31, 2012, the Plan recorded dividend income of approximately $3.6 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequently, the Plan has been amended and restated and submitted to the IRS for a determination letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

7. VOLUNTARY COMPLIANCE RESOLUTION

In January 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to amending Plan language to be in technical compliance with IRS Section 415 regulations. This amendment did not affect the operations of the Plan. The Company has since received this compliance statement.

The Company intends to file an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement will be sought with respect to amending Plan language for the 2009 suspension of Minimum Required Distributions. The Plan's management believes that this is not significant to the Plan.

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2012 and 2011 (in thousands of dollars):

	2012	2011
Net assets available for benefits per the financial statements	$ 665,326	$ 623,132
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,896	6,732
Net assets available for benefits per the Form 5500	$ 671,222	$ 629,864

For the year ended October 31, 2012, the following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 (in thousands of dollars):

	2012
Increase in net assets per the financial statements	$ 42,194
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2012	5,896
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2011	(6,732)
Increase in net assets per the Form 5500	$ 41,358

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2012

(In thousands of dollars)	Current Value
LOANS TO PARTICIPANTS (at interest rates of 4.75% to 9.75%, maturing from November 2012 to November 2022)*	$ 14,634

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Marc A. Howze
Vice President, Global Human Resources

Date: 28 February 2013



Deloitte & Touche LLP
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USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statement Nos. 33-15949, 33-49740, 333-62669, and 333-140981 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 26, 2013, relating to the financial statements and supplemental schedule of the John Deere Tax Deferred Savings Plan for Wage Employees, appearing in this Annual Report on Form 11-K of John Deere Tax Deferred Savings Plan for Wage Employees for the year ended October 31, 2012.

Deloitte & Touche LLP

Chicago, Illinois
February 26, 2013